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                                                                     EXHIBIT III


      SAMSUNG ELECTRONICS LOGITECH SUCCESSFULLY DEPLOYS DESCARTES' ROUTING
                            AND SCHEDULING SOLUTION

WATERLOO, ONTARIO, JUNE 7, 2005 -- The Descartes Systems Group Inc., (NASDAQ:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced that Samsung Electronics Logitech Co., Ltd. (SELC), a leading Korean hi-tech logistics service provider, has successfully deployed Descartes' Routing and Scheduling solution.

SELC is using Descartes' Routing and Scheduling solution to manage its Korean home delivery operations. The Descartes solution offers Samsung's customers more choice and flexibility in choosing delivery options for products they buy. SELC, as well as its parent company Samsung Electronics, understand that a key competitive differentiator in serving Korea's commercial and home delivery market is cost-effectiveness in deliveries, flexible delivery time windows and on-time deliveries. SELC selected Descartes to help achieve these goals and kicked off its Available Time to Delivery project in 2004.

With the "Reservations" module of Descartes' Routing and Scheduling solution deployed on Descartes' Logistics Network Operating System(TM) platform, SELC is able to provide customers with more delivery choices regardless of whether an order is placed in-store or online through Samsung's order system. Descartes' complete Routing and Scheduling solution assists both Samsung Electronics and SELC to manage the delivery process - from point-of-order, to delivery route planning, to dispatching of delivery vehicles, through to final delivery - by synchronizing information from customer service representatives, drivers and dispatchers for real-time customer response.

"Descartes' Routing and Scheduling solution enables SELC to offer one-hour delivery time windows to our customers. The solution's flexibility and prompt response time has enabled us to better serve our customers and optimize our delivery operations," said In-Chul Lee, General Manager of Business Innovation Group at SELC. "SELC is now processing over 10,000 delivery orders a day for 900 trucks, and we look forward to the opportunity to expand the rollout in the near future."

"Market leaders are always looking for ways to offer their customers more choice and flexibility in receiving delivery of goods and services," said Arthur Mesher, CEO at Descartes. "We help hi-tech manufacturers and distributors by providing them with market-leading delivery solutions that put their customer in the driver's seat. We are extremely pleased to be working with Samsung, a global leader in the hi-tech sector, to help continuously improve their delivery operations, and as a result, their market leadership."

ABOUT SELC

SELC is the logistics subsidiary of Samsung Electronics, a global leader in the hi-tech industry with 2004 annual sales of US $54.8 billion. SELC's focus is to deliver the best customer service for Samsung Electronics' customers through the optimization of logistics systems and differentiation of logistics services. SELC operates more than 900 trucks to meet the delivery commitments of over 4,000 sales outlets and 20 million customers across Korea.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of technology solutions for distribution- and logistics-sensitive organizations. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.


     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes'
product and service functionality and performance, potential benefits derived therefrom in general and by specific customers, Descartes' competitive position and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

CONTACT INFORMATION:
Mavi Silveira
The Descartes Systems Group Inc.
(305) 858-6333
pr@descartes.com